UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 17, 2008

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o 10 Greycoat Place,

London SW1P 1SB,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated November 13, 2008 of Global Ship Lease, Inc. (the “Company”), reporting the Company’s financial results for the quarter ended September 30, 2008 and announcing that the Company’s Board of Directors declared its first regular quarterly dividend of $0.23 per Class A common share and unit to be paid on November 28, 2008 to Class A common shareholders and unit holders of record as of November 21, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: November 17, 2008	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contact: Tyler Wilson

The IGB Group

646-673-9701

Global Ship Lease Reports Results for the Third Quarter of 2008

Declares its First Regular Quarterly Dividend of $0.23 per share

LONDON, ENGLAND—(Nov. 13, 2008)—Global Ship Lease, Inc (NYSE:GSL, GSL.U and GSL.WS), a rapidly growing containership charter owner, announced today its unaudited results for the three and nine months ended September 30, 2008.

Third Quarter 2008 and Year-to-Date Highlights

•	Paid a starting dividend of $0.23 per share on October 14, 2008 to all Class A common shareholders and unit holders of record as of October 2, 2008

•	Declared a third quarter dividend of $0.23 per share to be paid on November 28 to Class A common shareholders and unit holders of record as of November 21, 2008

•	Generated $12.1 million pro forma cash available for distribution in the third quarter and $34.8 million in the nine months ended September 30, 2008

•	Reported combined revenue of $23.9 million for the third quarter and $68.7 million for the nine months ended September 30, 2008

•

Reported normalized pro forma net earnings of $6.4 million, or $0.19 per share, for the third quarter of 2008 and $17.9 million, or $0.54 per share, for the nine months ended September 30, 2008, excluding a $6.4 million non-cash interest rate derivative mark-to-market charge for the third quarter and a $1.1 million charge for the nine months ended September 30, 2008

•

Including non-cash charges, reported pro forma net earnings of $0.0 million, or $0.00 per share, for the third quarter and earnings of $16.8 million, or $0.50 per share, for the nine months ended September 30, 2008

•

Acquired two 4,250 TEU containership newbuildings with charters in place to ZIM Integrated Shipping Services Limited, or ZISS, for seven to eight years which are expected to be delivered in the fourth quarter of 2010

•	Listed on the New York Stock Exchange on August 15, 2008

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “During the third quarter of 2008, Global Ship Lease achieved significant milestones that position the Company well over the long term. Specifically, Global Ship Lease merged with Marathon Acquisition Corp, listed on the New York Stock Exchange, signed an agreement to acquire two containership newbuildings, and achieved strong operational results based on our time charter strategy. We also drew upon our contracted revenue and cash flow streams to both pay a starting dividend of $0.23 per share and declare our first quarterly distribution of $0.23 per share. Despite the current slowdown in demand for containerized goods, container shipping remains well positioned for long-term growth. Further, we believe that Global Ship Lease’s business model mitigates the effect of any near-term industry volatility as all of our vessels are fixed on charters with an average remaining duration of 10 years with leading and well established liner operators. Our first charter renewals, are not until the fourth quarter of 2012 and are on only two vessels in the fleet. In addition, we have an $800 million credit facility in place to fund the purchase of our seven contracted vessels which will double our capacity.”

Results for Three and Nine Months Ended September 30, 2008

Comparative financial information for 2007 is not included herein because under predecessor accounting, this information pertains mainly to operations of the vessels when they were owned by CMA CGM, a privately owned French container shipping company, and operated in CMA CGM’s business of earning revenue from carrying cargo. Global Ship Lease commenced its business of time chartering out vessels in December 2007. The two business models are therefore not comparable.

For the same reasons mentioned above with respect to 2007 comparatives, financial information relating to operations for the nine months ended September 30, 2008 commented upon herein relates to earnings from the provision of vessels under time charters and excludes the results of two vessels prior to their acquisition date in January 2008 because they had been previously operated by CMA CGM. The unaudited interim combined financial statements also differ from the information commented upon herein as they reflect the reporting period both before and after the merger on August 14, 2008, as a result of which the capital structure of the Company changed significantly. Full unaudited interim combined financial statements are included in this press release.

The revenue for the three months ended September 30, 2008, as reported in our unaudited interim combined financial statements, was $12.8 million for the Successor (post-merger) and $11.1 million for the Predecessor (pre-merger). Revenue for the nine months ended September 30, 2008 was $12.8 million for the Successor and $58.9 million for the Predecessor. For the three months ended September 30, 2008, we also reported a net loss of $0.3 million for the Successor and $0.9 million for the Predecessor. For the nine months ended September 30, 2008 the net loss was $0.3 million for the Successor and net income was $7.4million for the Predecessor.

(in thousands of U.S. dollars except per share data)	3 months ended 30 September, 2008	9 months ended 30 September, 2008
	(unaudited)	(unaudited)
Combined revenue (1) / (2)	23,912	68,673
Combined operating income (1) / (2)	9,414	28,948
Pro forma net (loss) earnings (2)	(43)	16,820
Pro forma net earnings per share (2)	$0.00	$0.50
Normalised pro forma net earnings (2)	6,393	17,915
Normalised pro forma earnings per share (2)	$0.19	$0.54
Pro forma cash available for distribution (2)	12,052	34,771

(1)	Information on a combined basis for the Successor and Predecessor period as reported in the segment information in footnote 10 to interim unaudited combined financial statements.
(2)	Combined revenue, combined operating income, pro forma net earnings, pro forma earnings per share, normalised pro forma earnings, normalised pro forma earnings per share and pro forma cash available for distribution are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this release and a reconciliation is provided to the interim unaudited financial statements.

Combined Revenue and Utilization

Global Ship Lease owned twelve vessels throughout the three months ended September 30, 2008, generating time charter revenue from fixed rate long-term time charters of $23.9 million. During this period, there were 18 off-hire days, including 14 for unplanned dry-docking in July to repair bottom damage to a vessel following a grounding, out of 1,104 ownership days, representing utilization of over 98%. Two of the twelve vessels were purchased in January 2008 and there were 3,263 ownership days in the nine months ended September 30, 2008. Revenue for the nine months ended September 30, 2008 was $68.7m which includes 15 planned off-hire days for a scheduled dry-docking in the First Quarter and 29 unplanned days, representing less than 1.5% ownership days.

Combined Vessel Operating Expenses

Vessel operating expenses, which include crew costs, lubricating oil, spares and insurance, were $7.9 million, for the three months ended September 30, 2008, an average of $7,146 per ownership day. Vessel operating expenses for the nine months ending September 30, 2008 were $21.9 million, representing $6,704 per ownership day. Vessel operating costs during the quarter and the nine months ended September 30, 2008 were affected by increasing crew and lubricating oil costs. Vessel operating expenses include regular ship operating costs under Global Ship Lease’s ship management agreements at less than the capped amounts included in these agreements.

Combined Depreciation

Depreciation was $5.2 million and $14.8 million for the three and nine months ended September 30, 2008 respectively. The depreciation costs for the three and nine months periods reflect the addition of two ships in January 2008 and impact of fair valuing the vessels from the merger.

Combined General and Administrative Costs

General and administrative costs incurred by Global Ship Lease were $1.5 million and $3.3 million in the three and nine months ended September 30, 2008 respectively. General and administrative costs during the quarter were affected by an increasing cost base from the merger date as an independent public company.

Combined Interest

Interest expense for the three months ended September 30, 2008 was $4.2 million based on the Company’s indebtedness of approximately $578 million from July 1, 2008 through the consummation of the merger on August 14, 2008 and borrowings of approximately $286 million after August 14, 2008 as approximately $292 million of debt was cancelled or repaid upon consummation of the merger. Interest charged until August 14, 2008 on this element of debt was approximately $1.3 million. Interest expense in the nine months ended September 30, 2008 was $18.8 million, based on borrowings of approximately $578 million before August 14, 2008 and $286 million after such date. Interest charged during the nine months on the debt cancelled or repaid on August 14, 2008 was approximately $7.1 million. The dividend on $48 million of preferred shares is also included from August 14, 2008.

Change in Fair Value of Financial Instruments

The Company hedges the majority of its interest rate exposure by entering into derivatives that swap floating rate debt to fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market each period end with any change in the fair value being booked to the income and expenditure account. The change in the fair value was $6.4 million loss in the three months ended September 30, 2008 reflecting movements in the forward curve for interest rates. The change in the fair value in the nine months ended September 30, 2008 was $1.1 million loss. Mark-to-market adjustments have no impact on operating performance or cash generation and do not affect the Company’s ability to make distributions to shareholders.

Pro Forma Net Earnings

Normalized pro forma net earnings were $6.4 million, or $0.19 per share, for the third quarter of 2008 and $17.9 million, or $0.54 per share, for the nine months period ended September 30, 2008, excluding a $6.4 million non-cash interest rate derivative mark-to-market charge for the third quarter and $1.1 million charge for the nine months period.

Including non-cash charges, the Company reported a pro forma net income of $0.0 million for the third quarter and pro forma net income of $16.8 million for the nine months ended September 30, 2008.

Normalized pro forma net earnings, normalized pro forma earnings per share and pro forma net income are non-

US GAAP measures and are reconciled to the financial statements further in this release. We believe that they are useful measures with which to assess the Company’s financial performance as they adjust for the effects of non-cash and other items that do not affect the Company’s ability to make distributions on common shares.

Pro Forma Cash Available for Common Dividends

Pro forma cash available for distribution to common shareholders as dividends was $12.1 million for the three months ended September 30, 2008 and $34.8 million for the nine months ended September 30, 2008. Pro forma cash available for common dividends is a non-US GAAP measure and is reconciled to the financial statements further in this release. We believe that it is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items that do not affect the Company’s ability to make distributions on common shares.

Dividend

A dividend of $0.23 per Class A common share has been declared for the quarter ended September 30, 2008 which will absorb a total of approximately $7.8 million. Class B and Class C common shares are not entitled to dividend for the quarter ended September 30, 2008. The units will receive the same dividend as the Class A common shares. The dividend will be paid on November 28, 2008 to shareholders of record as of November 21, 2008.

Mr Webber, commented, “We are pleased to have achieved another important objective and declared our first regular quarterly distribution of $0.23 per share. Following the completion of our merger on August 14, 2008, we have now declared two dividends for a total of $0.46 per share. Going forward, we intend to build upon this success and remain committed to distributing sizeable and consistent dividends while pursuing additional opportunities that create long-term shareholder value.”

Fleet Utilization

The table below shows vessel utilization for each of the quarters in 2008. Global Ship Lease commenced its business of time chartering out vessels in mid December 2007 and consequently comparative figures for 2007 are not presented.

Days	Three months ended Sept 30, 2008	Three months ended June 30, 2008	Three months ended Mar 31, 2008	Nine months ended Sept 30, 2008
Ownership days	1,104	1,092	1,067	3,263
Planned offhire - scheduled drydock	—	—	(15)	(15)
Unplanned offhire - bottom damage	(14)	(4)	—	(18)
Unplanned offhire - other	(4)	(3)	(5)	(11)

Operating days	1,087	1,085	1,047	3,219
Utilization	98.4%	99.4%	98.1%	98.6%

Fleet

The following table provides information about the initial fleet chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	4	$28,500
Ville d’Aquarius	4,113	1996	December 2007	4	$28,500
CMA CGM Matisse	2,262	1999	December 2007	8	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	8	$18,465
MOL Rainbow	2,207	2003	December 2007	9	$18,465
Julie Delmas	2,207	2002	December 2007	9	$18,465
Kumasi	2,207	2002	December 2007	9	$18,465
Marie Delmas	2,207	2002	December 2007	9	$18,465
CMA CGM La Tour	2,272	2001	December 2007	8	$18,465
CMA CGM Manet	2,272	2001	December 2007	8	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	12	$33,750
CMA CGM Chateau d’lf	5,100	2007	January 2008	12	$33,750

(1)	Twenty-foot Equivalent Units.

The following table provides information about the contracted fleet.

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)	Daily Charter Rate ($)
CMA CGM Thalassa	10,960	2008	December 2008	CMA CGM	17	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	14	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	14	$25,350
CMA CGM America	4,045	2006	December 2008	CMA CGM	14	$25,350
CMA CGM Berlioz	6,627	2001	July 2009	CMA CGM	12	$25,350
Hull 789	4,250	2010	October 2010	ZISS	7-8	$34,000
Hull 790	4,250	2010	December 2010	ZISS	7-8	$28,000

(1)	Twenty-foot Equivalent Units

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the third quarter of 2008 today, Thursday, November 13, 2008 at 11:00 a.m. Eastern Time. There are two ways to access the conference call:

(1)	Dial-in: (866) 550-6338 or (347) 284-6930; Passcode: 1342187

Please dial in at least 10 minutes prior to 11:00 a.m. Eastern Time to ensure a prompt start to the call.

(2)	Live Internet webcast and slide presentation:

http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Thursday, November 27, 2008 at (888) 203-1112 or (719) 457-0820. Enter the code 4612868 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a rapidly growing containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 12 vessels and has contracts in place to purchase an additional seven vessels. The Company has contracted to purchase five vessels for $437 million from CMA CGM, four of which are expected to be delivered in December 2008 and one in July 2009. The Company also has contracts in place to purchase two newbuildings from German interests for approximately $77 million each which are expected to be delivered in the fourth quarter of 2010.

Once all of the contracted vessels have been delivered, Global Ship Lease will have a 19 vessel fleet with total capacity of 74,797 TEU and a weighted average age of 5.9 years. All of the vessels including those contracted for future delivery are under long-term charters with an average remaining charter term of approximately 10 years.

Reconciliation of Non-US GAAP Financial Measures

A. Combination of Successor and Predecessor financial information

The combination of Successor and Predecessor financial information is a non-US GAAP measure and is reconciled to the financial statements below. The combination of Successor and Predecessor financial information is a non-GAAP quantitative measure which we believe will assist investors and analysts to assess our performance on periods presented. The combination of Successor and Predecessor financial information is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles.

	Three months ended September 30,2008			Nine months ended September 30,2008
	Successor	Predecessor	Combined	Successor	Predecessor	Combined
Operating revenues	12,790	11,122	23,912	12,790	55,883	68,673

Operating expenses
Voyage expenses	—	—	—	—	—	—
Vessel operating expenses	3,980	3,908	7,888	3,980	17,893	21,873
Depreciation	2,848	2,330	5,178	2,848	11,902	14,750
General and administrative	1,026	484	1,510	1,026	2,306	3,332
Other operating (income)
Expense	(43)	(35)	(78)	(43)	(187)	(230)

Total operating expenses	7,811	6,687	14,498	7,811	31,914	39,725

Operating income (expense)	4,979	4,435	9,414	4,979	23,969	28,948
Interest income	218	85	303	218	424	642
Interest expense	(1,195)	(3,022)	(4,217)	(1,195)	(17,600)	(18,795)
Realised and unrealised gain on derivatives	(4,307)	(2,404)	(6,711)	(4,307)	2,749	(1,558)

Income (expense) before income taxes	(305)	(906)	(1,211)	(305)	9,542	9,237
Taxes on Income	(10)	—	(10)	(10)	(23)	(33)

Net income (expense)	(315)	(906)	(1,221)	(315)	9,519	9,204

B. Pro forma Cash Available for Common Dividends

Pro forma cash available for common dividends is a non-US GAAP measure and is reconciled to the financial statements below. It represents net earnings adjusted for non-cash items including depreciation, amortization of deferred financing charges, accretion of earnings for intangible liabilities, charge for equity based incentive awards and change in fair value of derivatives. We also deduct an allowance for the cost of future drydockings which due to their substantial and periodic nature could otherwise distort quarterly cashflow available for common dividends. Further, in order to more appropriately reflect the Company’s ability to generate cash based on its present operations and capital structure, we have based the determination of pro forma cash available for common dividends upon pro forma financial information prepared in accordance with SFAS No 141, Business Combination (FAS 141) and disclosed in the interim unaudited combined financial statements for the three and nine months periods ended September 30, 2008 which assumes that the merger had taken place at the beginning of each period presented. Pro forma cash available for common dividends is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to pay common dividends. Pro forma cash available for common dividends is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. We believe that cash available for common dividends is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items that do not affect the Company’s ability to make distributions on common shares.

Pro forma cash available for common dividends is not presented for periods prior to January 1, 2008 due to the different business model of the predecessor group.

(in thousands of U.S. dollars)	Three months ended Sept 30, 2008 (unaudited)	Nine months ended Sept 30, 2008 (unaudited)
Pro forma net (loss) income	(43)	16,820
Add: Pro forma depreciation	5,559	16,555
Pro forma charge for equity incentive awards	687	2,062
Pro forma amortization of deferred financing fees	137	411
Change in value of derivatives	6,436	1,095
Less: Allowance for future dry-docks	(700)	(2,100)
Pro forma revenue accretion for intangible liabilities	(24)	(72)

Pro forma cash from operations available for common dividends	12,052	34,771

C. Pro forma normalized net earnings

Pro forma normalized net earnings is a non-US GAAP measure and is reconciled to the financial statements below. It represents net earnings adjusted for the change in fair value of derivatives. Further, in order to more appropriately reflect the Company’s ability to generate cash based on its present operations and capital structure, we have based the determination of cash available for common dividends upon pro forma financial information prepared in accordance with FAS 141 and disclosed in the interim unaudited combined financial statements for the three and nine months periods ended September 30, 2008 which assumes that the merger had taken place at the beginning of each period presented. Pro forma normalized net earnings is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net earnings for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash for distribution as dividends. Pro forma normalized net earnings is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. Pro forma normalized net earnings per share is calculated based on normalized net earnings and the actual or pro forma weighted average number of shares in the relevant period.

Pro forma normalized net earnings is not presented for periods prior to January 1, 2008 due to the different business model of the predecessor group.

(in thousands of U.S. dollars except share and per share data)	Three months ended Sept 30, 2008 (unaudited)	Nine months ended Sept 30, 2008 (unaudited)
Pro forma net (loss) earnings	(43)	16,820
Adjust: Change in value of derivatives	6,436	1,095

Pro forma normalized net earnings	6,393	17,915

Pro forma weighted average number of Class A common shares outstanding (1)
Basic	33,469,295	33,465,684
Diluted	41,968,943	43,517,487
Net income (loss) per share on reported pro forma earnings
Basic	(0.00)	0.50
Diluted	(0.00)	0.39
Net income (loss) per share on reported normalized pro forma earnings
Basic	0.19	0.54
Diluted	0.15	0.41

(1)	The weighted average number of shares basic and diluted is pro forma as if the merger had taken place at the beginning of the period.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED COMBINED FINANCIAL STATEMENTS

THREE AND NINE MONTHS PERIODS ENDED

SEPTEMBER 30, 2008

Global Ship Lease, Inc.

Unaudited Combined Statements of Income

The interim unaudited combined financial statements for the three and nine months ended September 30, 2008 include two distinct reporting periods (i) up to August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through September 30, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively. The Company derives virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas, in 2007, it earned virtually all of its revenue from carrying containerized cargo. The interim unaudited combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation of purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars except share data)

	Note	Three months ended September 30
		2008		2007
		Successor	Predecessor	Predecessor
		August 15 to September 30	July 1 to August 14
Operating Revenues
Voyage revenue		$—	$—	$81,903
Time charter revenue		12,790	11,122	—

		12,790	11,122	81,903

Operating Expenses
Voyage expenses		—	—	69,916
Vessel operating expenses		3,980	3,908	6,502
Depreciation	5	2,848	2,330	3,866
General and administrative		1,026	496	3,563
Other operating (income) expense		(43)	(35)	(4,139)

Total operating expenses		7,811	6,699	79,708

Operating Income		4,979	4,423	2,195

Non Operating Income (Expense)
Interest income		218	85	—
Interest expense		(1,195)	(3,022)	(3,712)
Realized and unrealized (loss) gain on interest rate derivatives	12	(4,307)	(2,404)	—

Income (Loss) before Income Taxes		(305)	(918)	(1,517)
Income taxes		(10)	—	—

Net Income (Loss)		$(315)	$(918)	$(1,517)

Weighted average number of common shares outstanding basic and diluted		n.a.	100	100

Net income (loss) per share in $ per share basic and diluted		n.a.	$(9,180)	$(15,170)

Weighted average number of Class A common shares outstanding
Basic		33,474,499	n.a.	n.a.
Diluted		40,047,367	n.a.	n.a.

Net income (loss) in $ per share amount
Basic		$(0.01)	n.a.	n.a.
Diluted		$(0.01)	n.a.	n.a.

	Nine months ended September 30,
	2008		2007
	Successor	Predecessor	Predecessor
	August 15 to September 30	January 1 to August 14
Operating Revenues
Voyage revenue	$—	$2,072	$253,838
Time charter revenue	12,790	55,883	—

	12,790	57,955	253,838

Operating Expenses
Voyage expenses	—	1,944	189,284
Vessel operating expenses	3,980	18,074	18,245
Depreciation	2,848	12,163	11,200
General and administrative	1,026	3,814	9,237
Other operating (income) expense	(43)	93	(6,740)

Total operating expenses	7,811	36,088	221,226

Operating Income	4,979	21,867	32,612

Non Operating Income (Expense)
Interest income	218	424	—
Interest expense	(1,195)	(17,600)	(8,766)
Realized and unrealized (loss) gain on interest rate derivatives	(4,307)	2,749	—

Income (Loss) before Income Taxes	(305)	7,440	23,846
Income taxes	(10)	(23)	—

Net Income (Loss)	$(315)	$7,417	$23,846

Weighted average number of common shares outstanding basic and diluted	n.a.	100	100

Net income (loss) per share in $ per share basic and diluted	n.a.	$74,170	$238,460

Weighted average number of Class A common shares outstanding
Basic	33,474,499	n.a.	n.a.
Diluted	40,047,367	n.a.	n.a.

Net income (loss) in $ per share amount
Basic	$(0.01)	n.a.	n.a.
Diluted	$(0.01)	n.a.	n.a.

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Unaudited Combined Balance Sheets

The interim unaudited combined financial statements for the three and nine months ended September 30, 2008 include two distinct reporting periods (i) up to August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through September 30, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively. The Company derives virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas, in 2007, it earned virtually all of its revenue from carrying containerized cargo. The interim unaudited combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation of purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Note	September 30, 2008 Successor	December 31, 2007 Predecessor
Assets

Cash and cash equivalents		$29,584	$1,891
Restricted cash		—	188,000
Trade accounts receivable		—	185
Inventories		—	1,613
Prepaid expenses and other receivables		5,115	425
Deferred financing costs		547	752

Total current assets		35,246	192,866

Vessels in operation	5	520,459	475,299
Vessel deposits	6	115,079	—
Other fixed assets		24	33
Intangible assets - purchase agreement		42,659	—
Derivative instruments		3,634	1,297
Deferred financing costs		3,238	5,130

Total non-current assets		685,093	481,759

Total Assets		$720,339	$674,625

Liabilities and Stockholders’ Equity

Liabilities

Current installments of long term debt	8	$—	$401,100
Amounts due to group companies	7	—	1,389
Intangible liability - charter agreements		1,033	—
Accounts payable		619	502
Dividend payable		7,812	—
Accrued expenses and other liabilities		4,074	6,098

Total current liabilities		13,538	409,089

Long term debt		286,100	—
Amounts due to group companies	7	—	176,875
Preferred stock		48,000	—
Intangible liability - charter agreements		26,976	—
Other liabilities		—	1,186

Total long-term liabilities		361,076	178,061

Total Liabilities		$374,614	$587,150

Commitments and contingencies	9	—	—

Global Ship Lease, Inc.

Unaudited Combined Balance Sheets

The interim unaudited combined financial statements for the three and nine months ended September 30, 2008 include two distinct reporting periods (i) up to August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through September 30, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively. The Company derives virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas, in 2007, it earned virtually all of its revenue from carrying containerized cargo. The interim unaudited combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation of purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Note	September 30, 2008 Successor	December 31, 2007 Predecessor
Stockholders’ Equity

Common stock - authorized 100 shares $.01 par value; 100 shares issued and outstanding		—	—
Class A Common stock - authorized 214,000,000 shares with a $.01 par value; 33,963,961 shares issued and outstanding		339	—
Class B Common stock - authorized 20,000,000 shares with a $.01 par value; 7,405,956 shares issued and outstanding		74	—
Class C Common stock - authorized 15,000,000 shares with a $.01 par value; 12,375,000 shares issued and outstanding		124	—

Retained earnings (deficit)		(1,469)	(96,925)
Net income (loss) for the period		(315)	16,776
Due to CMA CGM		—	162,885
Accumulated other comprehensive income		—	4,739
Additional paid in capital		346,972	—

Total Stockholders’ Equity		345,725	87,475

Total Liabilities and Stockholders’ Equity		$720,339	$674,625

Unaudited Combined Statements of Cash Flows

The interim unaudited combined financial statements for the three and nine months ended September 30, 2008 include two distinct reporting periods (i) up to August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through September 30, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively. The Company derives virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas, in 2007, it earned virtually all of its revenue from carrying containerized cargo. The interim unaudited combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation of purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

		Three months ended September 30
	Note	2008		2007
		Successor	Predecessor	Predecessor
		August 15 to September 30	July 1 to August 14
Cash Flows from Operating Activities
Net income (loss)		$(315)	$(918)	$(1,517)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	5	2,848	2,330	3,866
Amortization of deferred financing costs		66	94	584
Change in fair value of certain financial derivative instruments	12	4,176	2,260	(7,315)
Intangible liability accretion		(14)	—	—
Settlements of hedge which do not qualify for hedge accounting	12	282	—	3,227
Share-based compensation	13	355	—	—
Decrease (increase) in other receivables and prepaid expenses		704	137	(646)
Decrease (increase) in inventories		—	—	726
(Decrease) increase in accounts payable and other liabilities		(9,343)	2,905	2,199
Periodic costs relating to drydocks		—	—	(378)

Net Cash Provided (Used) by Operating Activities		(1,241)	6,808	746

Cash Flows from Investing Activities
Settlements of hedge which do not qualify for hedge accounting	12	(282)	—	(3,227)
Acquisition of Global Ship Lease Inc, net of cash acquired	3	(5,563)	—	—
Release of Trust Account		317,446	—	—
Cash paid for purchases of vessels		(15,477)	—	—

Net Cash Provided (Used) in Investing Activities		296,124	—	(3,227)

Cash Flows from Financing Activities
Repayments of debt		(115,000)	—	—
Variation in restricted cash		—	—	—
Issuance costs of debt		(3,852)	—	—
Buyback of shares		(147,053)	—	—
Increase (Decrease) in amount due to CMA CGM		—	—	2,481
Deemed distribution		—	—	—

Net Cash Provided (Used) by Financing Activities		(265,904)	—	2,481

Net Increase in Cash and Cash Equivalents		28,979	6,808	—
Cash and Cash Equivalents at start of Period		605	9,444	—

Cash and Cash Equivalents at end of Period		$29,584	$16,252	$—

	Nine months ended September 30,
	2008		2007
	Successor	Predecessor	Predecessor
	August 15 to September 30	January 1 to August 14
Cash Flows from Operating Activities
Net income (loss)	$(315)	$7,417	$23,846
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	2,848	12,163	11,200
Amortization of deferred financing costs	66	491	1,409
Change in fair value of certain financial derivative instruments	4,176	(3,081)	(1,307)
Intangible liability accretion	(14)	—	—
Settlements of hedge which do not qualify for hedge accounting	282	141	(1,125)
Share-based compensation	355	—	—
Decrease (increase) in other receivables and prepaid expenses	704	(980)	(4,240)
Decrease (increase) in inventories	—	1,613	(3,332)
(Decrease) increase in accounts payable and other liabilities	(9,343)	4,420	6,918
Periodic costs relating to drydocks	—	(1,459)	(1,613)

Net Cash Provided (Used) by Operating Activities	(1,241)	20,726	31,756

Cash Flows from Investing Activities
Settlements of hedge which do not qualify for hedge accounting	(282)	(4,871)	1,126
Acquisition of Global Ship Lease Inc, net of cash acquired	(5,563)	—	—
Release of Trust Account	317,446	—	—
Cash paid for purchases of vessels	(15,477)	—	(37,120)

Net Cash Provided (Used) in Investing Activities	296,124	(4,871)	(35,994)

Cash Flows from Financing Activities
Repayments of debt	(115,000)	—	—
Variation in restricted cash	—	188,000	—
Issuance costs of debt	(3,852)	(276)	—
Buyback of shares	(147,053)	—	—
Increase (Decrease) in amount due to CMA CGM	—	(188,713)	4,238
Deemed distribution	—	(505)	—

Net Cash Provided (Used) by Financing Activities	(265,904)	(1,494)	4,238

Net Increase in Cash and Cash Equivalents	28,979	14,361	—
Cash and Cash Equivalents at start of Period	605	1,891	—

Cash and Cash Equivalents at end of Period	$29,584	$16,252	$—

See accompanying notes to interim unaudited combined financial statements.

Global Ship Lease, Inc.

Unaudited Combined Statements of Cash Flows

The interim unaudited combined financial statements for the three and nine months ended September 30, 2008 include two distinct reporting periods (i) up to August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through September 30, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively. The Company derives virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas, in 2007, it earned virtually all of its revenue from carrying containerized cargo. The interim unaudited combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation of purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

		Three months ended September 30
	Note	2008		2007
		Successor	Predecessor	Predecessor
		August 15 to September 30	July 1 to August 14
Supplemental Information
Non cash investing and financing activities
Issuance of shares and preferred shares for the acquisition of GSL		$216,730	$—	$—
Dividend declared		$7,812	$—	$—
Total interest paid during period		$2,188	$1,097	$2,535
Total tonnage tax and income tax paid		$—	$—	$74

	Nine months ended September 30,
	2008		2007
	Successor	Predecessor	Predecessor
	August 15 to September 30	January 1 to August 14
Supplemental Information
Non cash investing and financing activities
Issuance of shares and preferred shares for the acquisition of GSL	$216,730	$—	$—
Dividend declared	$7,812	$—	$—
Total interest paid during period	$2,188	$10,782	$7,357
Total tonnage tax and income tax paid	$—	$—	$220

See accompanying notes to interim unaudited combined financial statements.

Global Ship Lease, Inc.

Unaudited Combined Statements of Stockholder’s Equity

The interim unaudited combined financial statements for the three and nine months ended September 30, 2008 include two distinct reporting periods (i) up to August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through September 30, 2008 (“Successor”), which relate to the period preceding the merger and the period succeeding the merger, respectively. The Company derives virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas, in 2007, it earned virtually all of its revenue from carrying containerized cargo. The interim unaudited combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation of purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars, except share and warrant data)

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income
Balance at December 31, 2006 (Predecessor)	—	$—	$—	$32,677
Incorporation of Global Ship Lease, Inc.	100	—	—	—
Change in amount due from CMA CGM	—	—	—	—
Allocation of prior year net income	—	—	—	(32,677)
Net income for the period	—	—	—	16,776
Effect of derivative instruments	—	—	—	—
Effect of currency translation adjustment	—	—	—	—
Other effect of the transfer of the initial ten vessels in 2007	—	—	—	—
Deemed distribution to CMA CGM	—	—	(96,925)	—

Balance at December 31, 2007 (Predecessor)	100	—	(96,925)	16,776
Change in amount due from CMA CGM	—	—	—	—
Allocation of prior year net income	—	—	(4,967)	(16,776)
Other effect of the transfer of the two vessels in 2008	—	—	—	651
Deemed distribution to CMA CGM	—	—	(505)	—
Net income for the period	—	—	—	7,417
Allocation of net income			8,068	(8,068)

Balance at August 14, 2008 (Predecessor)	100	—	(94,329)	—
Elimination of historical stockholder’s equity	(100)	—	94,329	—
Recognition of GSL Holdings stockholder’s equity pre-merger	26,685,209	266	6,343	—
Issuance of shares and warrants in connection with the merger (Note 3)
Class A	6,778,650	68	—	—
Class B	7,405,956	74	—	—
Class C	12,375,000	124	—	—
Warrants	—	—	—	—
Warrants exercised into Class A shares (Note 11)	500,102	5
Restricted Stock (Note 11)	—	—	—	—
Net income (loss) for the period	—	—	—	(315)
Dividend declared (Note 11)			(7,812)

Balance at September 30, 2008 (Successor)	53,744,917	$537	$(1,469)	$(315)

	Due to CGA CGM	Accumulated Other Comprehensive Income	Additional paid in Capital	Stockholder’s Equity
Balance at December 31, 2006 (Predecessor)	$115,350	$21,969	$—	$169,996
Incorporation of Global Ship Lease, Inc.	—	—	—	—
Change in amount due from CMA CGM	(11,881)	—	—	(11,881)
Allocation of prior year net income	32,677	—	—	—
Net income for the period	—	—	—	16,776
Effect of derivative instruments	—	(211)	—	(211)
Effect of currency translation adjustment	—	9,509	—	9,509
Other effect of the transfer of the initial ten vessels in 2007	26,739	(26,528)	—	211
Deemed distribution to CMA CGM	—	—	—	(96,925)

Balance at December 31, 2007 (Predecessor)	162,885	4,739	—	87,475
Change in amount due from CMA CGM	(188,716)	—	—	(188,716)
Allocation of prior year net income	21,743	—	—	—
Other effect of the transfer of the two vessels in 2008	4,088	(4,739)	—	—
Deemed distribution to CMA CGM	—	—	—	(505)
Net income for the period	—	—	—	7,417
Allocation of net income	—	—	—	—

Balance at August 14, 2008 (Predecessor)	—	—	—	(94,329)
Elimination of historical stockholder’s equity	—	—	—	94,329
Recognition of GSL Holdings stockholder’s equity pre-merger	—	—	175,375	181,984
Issuance of shares and warrants in connection with the merger (Note 3)
Class A	—	—	51,672	51,740
Class B	—	—	26,043	26,117
Class C	—	—	89,348	89,472
Warrants	—	—	1,184	1,184
Warrants exercised into Class A shares (Note 11)			2,995	3,000
Restricted Stock (Note 11)	—	—	355	355
Net income (loss) for the period	—	—	—	(315)
Dividend declared (Note 11)				(7,812)

Balance at September 30, 2008 (Successor)	$—	$—	$346,972	$345,725

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements

(Expressed in thousands of U.S. dollars)

1. General

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange, pursuant to an agreement and plan of merger dated March 21, 2008 as amended, which we refer to as the merger agreement. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008 (Note 10). As of the closing of the merger, the Company has an independent board with no representation by CMA CGM S.A. (“CMA CGM”), its previous 100% parent company.

Under the merger agreement, Marathon, a U.S. corporation, first merged with its 100% owned Marshall Islands subsidiary, GSL Holdings, Inc., with GSL Holdings, Inc. continuing as the surviving company. GSL Holdings, Inc. and Global Ship Lease, Inc., at that time a subsidiary of CMA CGM, then merged, with GSL Holdings, Inc. again being the surviving company. GSL Holdings, Inc. was renamed Global Ship Lease, Inc. and became listed on the New York Stock Exchange.

In accordance with SFAS No. 141, “Business Combinations” (FAS 141), Marathon Acquisition Corp. (through its subsidiary GSL Holdings, Inc.) was treated as the accounting acquirer and Global Ship Lease, Inc. was treated as the acquiree. Under the purchase method of accounting, the assets and liabilities of Global Ship Lease, Inc were recorded at their estimated fair values as of the acquisition date. The excess of the fair value of the net acquired assets over the purchase price has been recorded as a pro rata reduction of identified intangible assets, vessels in operation and other fixed assets. Because the activities of Marathon Acquisition Corp. were insignificant prior to the acquisition, Global Ship Lease, Inc. (the acquiree), was determined to be the Predecessor for the purpose of reporting historical financial information.

The unaudited interim financial statements are for the periods August 15, 2008 to September 30, 2008 (period titled “Successor” reflecting results of the combined operations following the merger,), January 1, 2008 to August 14, 2008 (period labeled “Predecessor”, reflecting the results of operations as historically reported of Global Ship Lease, Inc. prior to the merger), and the three and nine months period ended September 30, 2007 (also labeled “Predecessor”). Under Predecessor accounting rules, the financial statements of the Predecessor period also include the results of the vessels as they were operated by CMA CGM in its business of carrying containerized cargo prior to their sale to the Company.

As the merger was consummated on August 14, 2008, the unaudited balance sheets as of September 30, 2008 (labeled “Successor”) reflects the acquisition under the purchase method of accounting of all the assets and liabilities of Global Ship Lease, Inc. The balance sheet as of December 31, 2007 (labeled “Predecessor”) reflects the historical balance sheet of Global Ship Lease, Inc. as previously reported.

The term “Company” refers to both Successor and Predecessor periods.

2. Nature of Operations and Basis of Preparation

The Company has a business of owning and chartering out containerships under long term time charters. It contracted under an asset purchase agreement dated December 5, 2007, subject to certain conditions, to acquire 17 containerships from CMA CGM. Of these, ten were purchased by the Company during December 2007, and two in January 2008. Four of the remaining vessels are anticipated to be purchased in December 2008 and the last vessel in July 2009. All vessels are, or will be, time chartered to CMA CGM for terms ranging from five to seventeen years. The Company has also entered into an agreement with German interests to acquire two 4,250 TEU newbuildings for approximately $77 million per vessel. These vessels will be chartered to ZIM Integrated Shipping Services Limited (“ZISS”), a top 20 global liner operator, for a period of seven to eight years.

During the period covered by these interim unaudited combined financial statements, the Company operated under two business models. During the period up to the delivery of the two ships in January 2008 (i.e. the entire nine months ended September 30, 2007 and, for two ships of the fleet, for a few days of January 2008 included in the nine months ended September 30, 2008), operations involved earning freight revenues from the containerized transportation of a broad range of industrial and consumer goods whilst the vessels were owned by CMA CGM. Following the purchase by the Company of ten of the vessels in December 2007 and the further two vessels in January 2008, the activities changed and consisted solely of ownership and provision of vessels to container shipping companies under time charters.

Fleet

The following table provides information about the initial fleet chartered to CMA CGM and reflected in these interim unaudited combined financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	4	$28,500
Ville d’Aquarius	4,113	1996	December 2007	4	$28,500
CMA CGM Matisse	2,262	1999	December 2007	8	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	8	$18,465
MOL Rainbow	2,207	2003	December 2007	9	$18,465
Julie Delmas	2,207	2002	December 2007	9	$18,465
Kumasi	2,207	2002	December 2007	9	$18,465
Marie Delmas	2,207	2002	December 2007	9	$18,465
CMA CGM La Tour	2,272	2001	December 2007	8	$18,465
CMA CGM Manet	2,272	2001	December 2007	8	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	12	$33,750
CMA CGM Chateau d’lf	5,100	2007	January 2008	12	$33,750

(1)	Twenty-foot Equivalent Units.

The following table provides information about the contracted fleet not reflected in these interim unaudited combined financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)	Daily Charter Rate ($)
CMA CGM Thalassa	10,960	2008	December 2008	CMA CGM	17	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	14	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	14	$25,350
CMA CGM America	4,045	2006	December 2008	CMA CGM	14	$25,350
CMA CGM Berlioz	6,627	2001	July 2009	CMA CGM	12	$25,350
Hull 789	4,250	2010	October 2010	ZISS	7-8	$34,000
Hull 790	4,250	2010	December 2010	ZISS	7-8	$28,000

(1)	Twenty-foot Equivalent Units.

3. Accounting for merger

On August 14, 2008, pursuant to the terms of the merger agreement, the Company acquired all of Global Ship Lease, Inc. outstanding capital stock for approximately $249,175, funded by the issue to CMA CGM of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, warrants to acquire 3,131,900 Class A common shares with an exercise price of $9.25 and 1,000 Series A preferred shares with a nominal value of $48,000 and $18,570 in cash. The rights of the different classes of shares are set out in Note 11.

The Company accounted for the business combination under the purchase method. Under the purchase method, the assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date. Any excess of the fair value of the net acquired assets over the purchase price was recorded as a pro rata reduction of identified intangible assets, vessels in operation and other fixed assets. The following table shows the adjusted fair values, as of the date of these unaudited interim financial statements, of the assets purchased and liabilities assumed in the transaction.

Calculation of Allocable Purchase Price:

	Number of Investment	Fair Value
Cash payment		$18,570
Class A common stock	6,778,650	51,992
Class B common stock	3,934,050	26,083
Class C common stock	12,375,000	89,471
Warrants	3,131,900	1,184
Mandatory redeemable preferred stock	1,000	48,000

		235,300
Transaction related expenses		13,875

Total allocable purchase price		$249,175

Equity instruments issued in connection with the merger were assessed at their respective fair value reflecting specific features of each instrument at the date of the announcement of the definitive terms of the merger on July 24, 2008.

The following table shows the fair value of assets acquired and liabilities assumed at the merger date:

	Fair Value of net assets acquired	Adjustments for negative goodwill	Purchase Price Allocation
Cash and cash equivalents	$16,252	$—	$16,252
Prepaid expenses and other receivables	2,894	—	2,894
Derivative instruments	7,811	—	7,811
Vessels in operation	635,000	(111,554)	523,446
Vessel deposit	99,000	—	99,000
Other fixed assets	26	(5)	21
Intangible assets - purchase agreement	51,750	(9,091)	42,659
Debt	(401,100)	—	(401,100)
Accounts payable	(1,181)	—	(1,181)
Accrued expenses and other liabilities	(12,604)	—	(12,604)
Intangible liabilities - charter agreements	(28,023)	—	(28,023)
Negative Goodwill	(120,650)	120,650	—

Total allocable purchase price	$249,175	$—	$249,175

The fair value of the acquired assets and liabilities has been reduced by $120,650 which equals the estimated excess of the fair value of the net acquired assets over the purchase price. Accordingly, three asset classes were reduced pro rate: (i) identified intangible assets of $51,750 to $42,659, (ii) other fixed assets from $26 to $21 and (iii) the fair value of the vessels in operation from $635,000 to $523,446.

Derivative instruments were solely comprised of interest rate financial instruments that were recognized at their estimated fair value. Vessels in operation were written up to their estimated fair market value at the merger date. The intangible asset recognized in connection with CMA CGM contracted fleet purchase agreements was valued through a comparison of the acquisition prices as per the agreement and the vessel estimated fair market values. The intangible liability recognized in connection with charter agreements was valued using a method of the market approach wherein the Company’s actual charter agreements were compared to market-based agreements.

Unaudited Supplemental Pro Forma Information under FAS 141

The following pro forma unaudited information for the three and nine months ended September 30, 2008 and 2007 assume that the acquisition of the Company occurred at the beginning of each of the periods being presented.

	Three months ended September, 30		Nine months ended September, 30
	2008	2007	2008	2007
Operating revenue	$24,718	$18,166	$73,810	$54,846
Net income (loss)	$(43)	$2,521	$16,820	$9,466
Pro forma net income per share in $
Weighted average number of Class A common shares outstanding
Basic	33,469,295	33,463,859	33,465,684	33,463,859
Diluted	41,968,943	44,808,229	43,517,487	43,935,037
Net income per share amount
Basic	$—	$0.08	$0.50	$0.28
Diluted	$—	$0.06	$0.39	$0.22
Weighted average number of Class B common shares outstanding
Basic	7,405,956	7,405,956	7,405,956	7,405,956
Diluted	7,405,956	7,405,956	7,405,956	7,405,956
Net income per share amount
Basic	$—	$—	$—	$—
Diluted	$—	$—	$—	$—
Weighted average number of Class C common shares outstanding
Basic	12,375,000	12,375,000	12,375,000	12,375,000
Diluted	12,375,000	12,375,000	12,375,000	12,375,000
Net income per share amount
Basic	$—	$—	$—	$—
Diluted	$—	$—	$—	$—

4. Significant Accounting Policies

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair value presentation of results for the interim periods presented. They do not include all disclosures required under United States Generally Accepted Accounting Principles (“GAAP”) for annual financial statements. These interim unaudited combined financial statements should be read in conjunction with the Company’s Predecessor financial statements as of December 31, 2007 filed with the Securities and Exchange Commission as part of the filing of the Registration Statement on Form F-1 by Global Ship Lease, Inc., dated September 23, 2008.

(a) Intangible assets - purchase agreement

In connection with the merger (Note 1), the Company recognised an intangible asset arising from the comparison of the acquisition prices per the agreement to purchase vessels and the vessels estimated fair value. This intangible asset is not amortized and will be transferred to the appropriate vessel on delivery.

Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate that the asset might be impaired. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s net book value, then the asset is deemed to be impaired and written down to its fair value

(b) Intangible liabilities - charter agreements

In connection with the merger (Note 1), the Company recognised an intangible liability using the market approach wherein the Company’s actual charter agreements were compared to market-based agreements.

These intangible lease liabilities are amortized as an increase of time charter revenue over the remaining term of the charter.

(C) Earnings per share

In accordance with SFAS No 128 “Earnings Per Share”, basic earnings per common share is based on income available to common shareholders divided by the weighted-average number of common shares outstanding during the period excluding non-vested restricted stock units. Diluted earnings per common share is calculated by applying the treasury stock method. All outstanding warrants and non-vested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted Earnings Per Share for the Successor period is presented under the two-class method.

(d) Interest rate hedging activities

During the second and third quarters of 2008, the Company entered into certain hedging agreements in connection with its credit facility agreement (Note 12).

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Company’s interest rate derivative instruments do not qualify for hedge accounting. Changes in the fair value as well as cash settlements of these interest rate derivative instruments are recognized immediately in the statement of income within “Realized and unrealized gain on interest rate derivatives”.

5. Vessels in Operation, less Accumulated Depreciation

	September 30, 2008 Successor	December 31, 2007 Predecessor
Cost	$523,307	$539,350
Accumulated Depreciation	(2,848)	(64,051)

Net Book Value	$520,459	$475,299

Variations in net book value of vessels including drydocking, are presented below:

	September 30, 2008 Successor	December 31, 2007 Predecessor
Opening balance	$475,299	$286,229
Depreciation expense (Predecessor)	(12,163)	(16,119)
Additions in the period	1,459	188,463
Purchase price adjustment	58,712	—
Depreciation expense (Successor)	(2,848)	—
Foreign currency translation adjustment	—	16,726

Closing balance	$520,459	$475,299

As of September 30, 2008 all 12 of the vessels of the initial fleet were pledged as securities under the credit facility agreement.

At September 30, 2008 under the asset purchase agreement with CMA CGM the Company was committed to purchasing a further five vessels for an aggregate price of $437,000 estimated to be payable in December 2008 and in July 2009. In addition, the Company is committed to purchasing a further two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each (Note 6).

6. Vessel Deposits

	September 30, 2008 Successor	December 31, 2007 Predecessor
Prepayment for the five contracted vessels from CMA CGM	$99,000	$—
Additions in the period	15,477	—
Capitalised interest	602	—

	$115,079	$—

The deposit included in the purchase price relates to a prepayment for the five vessels contracted to be purchased from CMA CGM. If the vessels are not delivered, CMA CGM must refund the deposit.

The additions during the period relate to deposits paid for two 4,250 TEU newbuildings the Company has agreed to acquire from German interests for approximately $77 million per vessel. The purchase is subject to the completion of customary additional documentation and closing conditions.

The two vessels are scheduled to be delivered in the fourth quarter of 2010. Both vessels will be chartered to ZISS for a term of seven to eight years at a net rate of $28,000 per vessel per day.

7. Related party transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and is currently a significant shareholder of the Company.

Amounts due to CMA CGM Companies are summarized as follows:

	September 30, 2008 Successor	December 31, 2007 Predecessor
Shareholders’ Loan - 5.25% per annum ((a) below)	$—	$176,875
Accrued related party expenses	—	1,191
Current account ((b) below)	—	1,389

Amounts due to CMA CGM Companies presented within liabilities	$—	$179,455

(a) Under a shareholder’s loan agreement dated December 11, 2007, CMA CGM provided to the Predecessor a credit facility of $250,000. The amount of the loan outstanding on August 14, 2008 was cancelled upon completion of the merger. The loan was unsecured and bore interest at 5.25% per annum.

(b) CMA CGM Group provides Global Ship Lease, Inc. and subsidiaries with certain ship management services related to the operation of the Company’s fleet. The current account at December 31, 2007 related to amounts paid by CMA CGM, on behalf of the Company, to be reimbursed.

Asset purchase agreement

As reported in Note 2, the Company entered into an asset purchase agreement with CMA CGM on December 5, 2007. Pursuant to this agreement, during December 2007, the Company purchased 10 secondhand vessels for a total price of $385,000 and in January 2008, the Company purchased two newly built vessels for a total price of $188,000.

Under the asset purchase agreement, the Company is committed to purchasing a further five vessels from CMA CGM for an aggregate price of $437,000, of which $99,000 is prepaid by virtue of the 12,375,000 Class C common shares in the Company issued to CMA CGM in the merger (Note 3).

Time Charter Agreements

All twelve vessels operated during the period were time chartered to CMA CGM. Of the seven vessels due to be delivered during 2008 to 2010, five have been chartered to CMA CGM. Under the time charters (including the five vessels due for delivery later in 2008 through to 2010 from CMA CGM), hire is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for periods of between five and seventeen years. Of the $1,843,748 maximum future charter hire receivable for the total fleet set out in Note 9, $1,700,667 relates to the 17 ships to be operated by CMA CGM (including the five vessels due for delivery).

Ship Management Agreement

The Company outsources day to day technical management of its vessels to a ship manager that is closely supervised by the Company’s own staff. The ship manager for the initial and contracted fleet (excluding the two vessels to be purchased from German interests) is CMA Ships, a wholly owned subsidiary of CMA CGM. CMA CGM guarantees the performance of all services and any payment due to the Company by the ship manager pursuant to the ship management agreements. The ship management agreements are for a period of three years from the date of delivery of the vessels to Global Ship Lease, Inc. and its subsidiaries, although they can be terminated by the Company in certain circumstances.

The Company pays CMA Ships an annual management fee of $114 per vessel and reimburses costs incurred on their behalf mainly being for the provision of crew and lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day depending on the vessel. Ship management fees expensed for the three and nine months ended September 30, 2008 amounted to $171 for the Successor and Predecessor periods and $171 for the Successor and $848 for the Predecessor periods, respectively (nil for both the three and nine months ended September 30, 2007).

Except for transactions with CMA CGM, the Company did not enter into any other related party transactions.

8. Long-term debt

	September 30, 2008 Successor	December 31, 2007 Predecessor
Debt payable to banks, at Libor USD + 0.75% to 1.10% (below)	$286,100	$401,100
Less current installments of long-term debt	—	(401,100)

	$286,100	$—

The credit facility is secured by, inter alia, first priority mortgages on each of the vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. In addition, CMA CGM provided a corporate guarantee on the amounts outstanding up until the merger. At the time of the merger, the guarantee was cancelled and the financial covenants within the Company’s credit facility became applicable. These are: a) a minimum cash balance of the lower of $15 million or six months net interest expense; b) net debt to total capitalization ratio shall not exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, shall be no less than 1.10 to 1; and d) the Company maintains a minimum net worth of $200 million (with all terms as defined in the credit facility).

During the second and third quarters of 2008, the Company entered into certain derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under its credit facility. A total of $530,000 of anticipated core debt has been swapped into fixed rate debt at an average rate of 3.62%, with details as follows:

Start Date	Maturity Date	Notional Amount	Fixed Rate %
May 12, 2008	March 17, 2013	$60,000	3.40
May 19, 2008	March 17, 2013	60,000	3.40
May 20, 2008	March 17, 2013	68,000	3.40
December 17, 2008	March 17, 2013	20,000	3.40
December 17, 2008	December 17, 2016	60,000	3.69	(1)
December 17, 2008	December 17, 2016	60,000	3.80	(1)
December 17, 2008	March 17, 2013	45,000	3.40
December 17, 2008	December 17, 2016	71,000	3.70	(1)
July 15, 2009	June 17, 2014	41,000	3.80
October 29, 2010	October 29, 2015	45,000	4.25

Total / Weighted average rate:		$530,000	3.62%

(1)	The swap counterparty has a onetime option to cancel the swap as of March 17, 2013.

9. Commitments and Contingencies

Contracted Vessel Purchases

As reported in Note 2, the Company has contracted to purchase a further five vessels from CMA CGM with an aggregate cost of $437,000. Of this amount, $99,000 is prepaid by virtue of the issuance of the Class C Common shares to CMA CGM on the merger. In addition, the Company is committed to purchasing a further two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each. A deposit of 10% has been paid.

Charter Hire Receivable

The Company has entered into long term charters for its vessels owned at September 30, 2008. The charter hire (including those relating to vessels due for delivery later in 2008 through 2010), is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for periods of between five and 17 years and the maximum annual charter hire receivable for the fleet of 12 vessels as at September 30, 2008 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending September 30	Fleet operated as at Sept 30, 2008	Total fleet to be operated
2009	$99,360	$134,852
2010	99,360	159,392
2011	99,360	174,201
2012	99,633	177,682
2013 and thereafter	462,707	1,197,621

	$860,420	$1,843,748

10. Operating Segments

Segment information reported below has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within these interim unaudited combined financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor group. There are no transactions between reportable segments. Following the delivery of the initial 12 vessels in December 2007 and January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

The “Adjustment” column in the table below includes (i) the elimination of the Containerized Transportation Containerized Transportation activity performed by the Predecessor up to August 14, 2008 and (ii) the IPO and merger costs expensed by the Predecessor.

During the three and nine months ended September 30, 2008 and 2007 the activities can be analysed as follows:

	Three months period ended September 30,
			2008		2007
	Successor		Predecessor		Predecessor
	Time Charter	Time Charter	Adjustment	Total	Containerized Transportation
Operating revenue	12,790	11,122	—	11,122	81,903

Operating expenses
Voyage expenses	—	—	—	—	69,916
Vessel operating expenses	3,980	3,908	—	3,908	6,502
Depreciation	2,848	2,330	—	2,330	3,866
General and administrative	1,026	484	12	496	3,563
Other operating (income) Expense	(43)	(35)	—	(35)	(4,139)

Total operating expenses	7,811	6,687	12	6,699	79,708

Operating income (expense)	4,979	4,435	(12)	4,423	2,195
Interest income	218	85	—	85	—
Interest expense	(1,195)	(3,022)	—	(3,022)	(3,712)

Realised and unrealised gain on derivatives	(4,307)	(2,404)	—	(2,404)	—

Income (expense) before income taxes	(305)	(906)	(12)	(918)	(1,517)
Taxes on Income	(10)	—	—	—	—

Net income (expense)	(315)	(906)	(12)	(918)	(1,517)

	Nine months period ended September 30,
			2008		2007
	Successor		Predecessor		Predecessor
	Time Charter	Time Charter	Adjustment	Total	Containerized Transportation
Operating revenues	12,790	55,883	2,072	57,955	253,838

Operating expenses
Voyage expenses	—	—	1,944	1,944	189,284
Vessel operating expenses	3,980	17,893	181	18,074	18,245
Depreciation	2,848	11,902	261	12,163	11,200
General and administrative	1,026	2,306	1,508	3,814	9,237
Other operating (income) Expense	(43)	(187)	280	93	(6,740)

Total operating expenses	7,811	31,914	4,174	36,088	221,226

Operating income (expense)	4,979	23,969	(2,102)	21,867	32,612
Interest income	218	424	—	424	—
Interest expense	(1,195)	(17,600)	—	(17,600)	(8,766)

Realised and unrealised gain on derivatives	(4,307)	2,749	—	2,749	—

Income (expense) before income taxes	(305)	9,542	(2,102)	7,440	23,846
Taxes on Income	(10)	(23)	—	(23)	—

Net income (expense)	(315)	9,519	(2,102)	7,417	23,846

11. Share Capital

The Company has 3 classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the holders of Class B common shares are not entitled to receive any dividends with respect to any quarter prior to the fourth quarter of 2008 and their dividend rights will be subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The rights of holders of Class C common shares are identical to those of holders of Class A common shares, except that holders of Class C common shares are not entitled to receive any dividends and the Class C common shares will convert into Class A common shares on a one-for-one basis on January 1, 2009.

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable on August 14, 2011 and are required to be redeemed earlier using the proceeds of the exercise of any warrants. Series A preferred shares are classified as a liability. The dividend that preferred shares holders are entitled to receive quarterly is presented as part of interest expense.

In addition to the Class A, B and C common shares and the Series A Preferred shares, there are 39,536 Public Warrants which have an expiry of August 14, 2010 and give the holder the right to purchase one Class A common share at a price of $6 per share and 5,500 Sponsor Warrants which have similar terms to the Public Warrants except that the exercise must be on a cashless basis. Further, there are 6,139 Class A Warrants which expire on September 1, 2011 and give the holders the right to purchase one Class A common share at a price of $9.25 per share.

On September 30, 2008 500,102 Public Warrants were exercised at a price of $6 each and Class A common shares issued.

On September 22, 2008 the Company’s Board declared a starting dividend of $0.23 per Class A common share. The dividend, accrued in the balance sheet as of September 30, 2008, was paid on October 14, 2008 to Class A common shareholders of record on October 2, 2008.

12. Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability and details of existing interest rate derivatives are set out in Note 8. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows. During the nine months ended September 30, 2008, initial payments on derivatives of $4,730 were made.

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized loss on interest rate derivatives for the three and nine months ended September 30, 2008 was $6,436 and $1,095 respectively.

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). The fair value hierarchy under SFAS No. 157 has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company has determined that the only derivative instruments that are measured at fair value on a recurring basis and categorised using the fair value hierarchy are its interest rate swap agreements. These are all categorised as Level 2 and at June 30, 2008 were an asset of $3,634. The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account interest rates at that date.

13. Share-based compensation

In August 2008, the Company’s Board adopted the 2008 Equity Incentive Plan (the “Plan”), which entitles employees, consultants and directors of the Company and its subsidiaries to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents.

The Company granted on August 14, 2008 a total of 780,000 restricted share units under the Plan to the Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer. The shares vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary. The fair value of the restricted share units is calculated by multiplying the number of share units by the share value at the grant date, which is discounted for dividends forfeited over the vesting period.

There were no other awards granted by the Company during this period. There were no share based compensation schemes in place in the predecessor periods, and therefore no comparatives are provided.

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Shares	Weighted Average Fair Value
As at December 31, 2007	—	—
Granted - August 14, 2008	780,000	$7.37
Vested	—	—

As at September 30, 2008	780,000	$7.37

The fair value at the grant date is $7.37, which is the average closing price for the common stock on and surrounding the merger close date of August 14, 2008. The share value is discounted by 10.75% (the same rate used to discount the Class C shares in the purchase price allocation) for the estimated $0.23 quarterly dividend over the vesting period. Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the shares calculated thereon is recognized as compensation costs in the income statement over the vesting period. During the period August 14, 2008 to September 30, 2008, the Company recognized a total of $355 share based compensation costs (2007: Nil). As at September 30, 2008, there was a total of $3,937 unrecognized compensation costs relating to the above share based awards (2007: Nil). The remaining costs are expected to be recognized over a period of 34 months.

14. Subsequent events

The dividend declared by the Company’s Board on September 22, 2008 was paid on October 14, 2008 to Class A common shareholders of record on October 2, 2008.